November 25, 2008

Christy Adams
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:           Law Enforcement Associates Corporation
 Form 10-K for the Fiscal Year Ended December 31, 2007
 Filed April 29, 2008
 Forms 10-Q for the Quarterly Periods Ended September 30, 2008
 File No. 1-32565

Dear Ms. Adams:

On behalf of Law Enforcement Associates Corporation (the “Company”), I am writing in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated November 10, 2008 (the “Comment Letter”) with respect to the Company’s annual report on Form 10-K for the year ended December 31, 2007 (“Form 10-K”) and its quarterly report filed on Form 10-Q for the quarter ended September 30, 2008 (“Form 10-Q”).

We respectfully request an extension until December 5th, 2008, regarding the Company’s response to the Comment Letter. If you have any further comments or questions, please contact me at (919) 872-6210. Thank you for your time and consideration.

Sincerely,

Paul Briggs
CFO